Exhibit 99.1

FEMSA closes transaction in Jan-San and Specialized Distribution platform in the United States

Monterrey, Mexico, May 15, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has closed the previously announced transaction regarding its investment in a Jan-San, Packaging and Specialized distribution platform in the United States, integrating WAXIE Sanitary Supply and North American Corporation. This transaction was originally announced on March 09, 2020.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

May 15, 2020	1